UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                  15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2003

                            ------------------------

                                       AXA

                 (Translation of registrant's name into English)

                            ------------------------

                               25, AVENUE MATIGNON
                               75008 PARIS, FRANCE

                    (address of principal executive offices)

                            ------------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F _X_    Form 40-F ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

     Yes ____    No _X_

     If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AXA
                                        (REGISTRANT)

                                        By:  /s/ DENIS DUVERNE
                                             ---------------------------------
                                             Name: Denis Duverne
                                             Title: Chief Financial Officer and
                                               Member of the Management Board



Date: December 18, 2003

                                  EXHIBIT INDEX



EXHIBITS                              DESCRIPTION
--------                              ---------------------------------------

 1. Press release of Alliance Capital Management L.P. and Alliance Capital Management Holding L.P. issued on December 18, 2003.

 2. Press released issued on December 18, 2003 by AXA announcing that employee shareholders own close to 5% of AXA's share capital.

                                                                       Exhibit 1

NEWS RELEASE                                             [ALLIANCE CAPITAL LOGO]

FOR IMMEDIATE RELEASE

Contacts:         Valerie Haertel (Investor Relations)      John Meyers (Media)
                  (212) 969-6414                            (212) 969-2301
                  investor_relations@acml.com               john_meyers@acml.com


                 ALLIANCE CAPITAL MANAGEMENT CONFIRMS SETTLEMENT
                    AGREEMENTS WITH NEW YORK ATTORNEY GENERAL
                     AND SECURITIES AND EXCHANGE COMMISSION


NEW YORK, NY, DECEMBER 18, 2003 - Alliance Capital Management L.P. ("Alliance Capital") and Alliance Capital Management Holding L.P. ("Alliance Holding")(NYSE: AC) today confirmed that Alliance Capital has reached terms with the New York State Attorney General ("NYAG") and the Staff of the Securities and Exchange Commission ("SEC") for the resolution of regulatory claims with respect to market timing in some of its mutual funds. The agreement with the SEC is reflected in an Order of the Commission. The agreement with the NYAG is subject to final, definitive documentation.

     Lewis A. Sanders, Chief Executive Officer, said, "These settlement agreements are an extremely important step--and an important point of departure. The key provisions of these agreements, which we endorse strongly, will bring large and lasting benefits to our clients, strengthen the governance and thus the integrity of our mutual fund services, and codify our commitment to best industry practices in many areas."

     Among key provisions of these agreements are the following:

     o Under both the SEC and NYAG agreements, Alliance Capital will establish a $250 million fund to compensate fund shareholders for the adverse effects of market timing in some of its mutual funds. Of the $250 million fund, the agreements characterize $150 million as disgorgement and $100 million as a penalty.

     o The agreement with the NYAG includes a weighted average reduction in fees of 20% on Alliance Capital's U.S. long-term open-end retail funds, commencing January 1, 2004, for a minimum of 5 years.

     Under both agreements, Alliance Capital's Mutual Funds Boards, the majority of which have already moved to elect independent chairmen from among their independent directors, will also have independent directors that comprise at least 75% of each Board, and will add a senior officer and any needed staff to assist the Boards in their oversight of compliance, fiduciary issues and conflicts of interest.

Page 2 of 4: Alliance Capital

     "While the management fee reduction is an integral part of the agreement with the NYAG, we embrace it fully. Driving costs out of our mutual fund operations and passing on the resulting savings in the form of lower fees and expenses to our mutual fund shareholders is a major company priority," Mr. Sanders said. "The establishment of the $250 million fund delivers on our public commitment that any client adversely affected by inappropriate market timing in our mutual funds will receive compensation," he added.

     The terms and conditions of the agreements also include, among others:

     o formation of a Code of Ethics Oversight Committee, composed of senior executives of Alliance Capital's operating businesses, to oversee all matters relating to issues arising under the Alliance Capital Code of Ethics;

     o establishment of an Internal Compliance Controls Committee, chaired by Alliance Capital's Chief Compliance Officer, to review compliance issues throughout Alliance Capital, endeavor to develop solutions to those issues as they may arise from time to time, and oversee implementation of those solutions;

     o establishment of a company ombudsman to whom Alliance Capital employees may convey concerns about Alliance Capital business matters that they believe involve matters of ethics or questionable practices;

     o engagement of an Independent Compliance Consultant to conduct a comprehensive review of Alliance Capital's supervisory, compliance, and other policies and procedures designed to prevent and detect conflicts of interest, breaches of fiduciary duty, breaches of the Alliance Capital Code of Ethics and federal securities law violations by Alliance Capital and its employees; and

     o commencing in 2005, and at least once every other year thereafter, Alliance Capital shall undergo a compliance review by an independent third party.

     Mr. Sanders concluded, "Our clients' best interests are primary to us. The structural steps outlined above will work to insure this result, as will additional actions we are taking to restructure and reposition our mutual fund business. We have appointed a new management team of the highest caliber and integrity, to set this business on the right path. In the days ahead, we expect to announce further initiatives that--while not part of the settlement agreements--will further demonstrate our commitment to achieving best industry practices with respect to such issues as transparency, alignment of the company's interests with those of our mutual fund shareholders, improved share class designs, and above all, offering distinctive investment services which will help clients better

Page 3 of 4: Alliance Capital

establish and achieve their financial goals. These initiatives will be important to Alliance Capital and to its investors. Perhaps they will even contribute constructively to mutual fund industry reform."

     In connection with establishing the restitution fund, Alliance Capital expects to take a $140 million pre-tax charge to its fourth-quarter earnings. As a result of this charge, together with the charge taken in the third quarter, Alliance Capital and Alliance Holding do not anticipate payment of a distribution to their respective Unitholders for the fourth quarter. Distributions are expected to resume for the first quarter of 2004, with payout policy returning to traditional levels for the second quarter of 2004. The aggregate management fee reduction for 2004 is expected to be approximately $70 million, based on current assets under management, with the reduction varying in both amount and rate by individual fund. The effect of such fee reductions on earnings, net of currently planned reductions in expenses, is estimated to be approximately $0.20 per Unit in 2004.

ABOUT ALLIANCE CAPITAL

     Alliance Capital is a leading global investment management firm providing investment management services for many of the largest U.S. public and private employee benefit plans, foundations, public employee retirement funds, pension funds, endowments, banks, insurance companies and high-net-worth individuals worldwide. Alliance Capital is also one of the largest mutual fund sponsors, with a diverse family of globally distributed mutual fund portfolios. Through its Sanford C. Bernstein & Co., LLC subsidiary, Alliance provides in-depth research, portfolio strategy and trade execution to the institutional investment community.

     At September 30, 2003, Alliance Holding owned approximately 30.9% of the Alliance Capital Units. AXA Financial was the beneficial owner of approximately 55.1% of the outstanding Alliance Capital Units at September 30, 2003 (including those held indirectly through its ownership of 1.9% of the outstanding Alliance Holding Units), which, including the general partnership interests in Alliance Capital and Alliance Holding, represent an approximate 55.6% economic interest in Alliance Capital. AXA Financial, Inc. is a wholly owned subsidiary of AXA, one of the largest global financial services organizations. Additional information may be found at www.alliancecapital.com.

FORWARD-LOOKING STATEMENTS

     Certain statements provided by Alliance Capital and Alliance Holding in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The most significant of such factors include, but are not limited to, the following: the performance of financial markets, the investment performance of Alliance Capital's sponsored investment products and separately managed accounts, general economic conditions, future acquisitions, competitive conditions, and government regulations, including changes

Page 4 of 4: Alliance Capital

in tax rates. Alliance Capital and Alliance Holding caution readers to carefully consider such factors. Further, such forward-looking statements speak only as of the date on which such statements are made; Alliance Capital and Alliance Holding undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

                                      # # #

                                                                       Exhibit 2




                    [GRAPHIC: AXA FINANCIAL PROTECTION LOGO]


                                  PRESS RELEASE


                                                               December 18, 2003

--------------------------------------------------------------------------------
                       AXA 2003 EMPLOYEE SHARE OFFERING :

          EMPLOYEE SHAREHOLDERS OWN CLOSE TO 5% OF AXA'S SHARE CAPITAL
--------------------------------------------------------------------------------

Following the Employee Shareplan programme 2003, more than one in two employees of the Group is a shareholder in AXA. Employee shareholders of the Group now represent 4.8% of the share capital of AXA compared to 4% at 31 December 2002.

Approximately 15,000 employees in 29 countries, representing over 16% of eligible employees, subscribed to the 2003 Shareplan programme. This programme demonstrates the confidence of staff in the strategy and prospects of the AXA Group.

On October 9, AXA announced the launch of its 2003 international Shareplan, a capital increase reserved for employees, for which the subscription period took place between October 9 and November 7, 2003. In most countries, two investment options were proposed : a traditional plan and an investment leveraged plan.

The capital raised through this programme was Euro 176.5 million, with a total of 13,837 million new shares, issued at the price of Euro 12.57 (Euro 15.70 for the leveraged operation in Germany) with full rights from January 1, 2003. This offering brings the total number of shares in issue to 1,778 million at the end of December 2003.

On the 21 April 2004, at the General Assembly of the AXA Group, shareholders will elect a representative for employee shareholders to the Conseil de Surveillance (Supervisory Board). The choice of candidates for the position of employee shareholder representative will be preceded by a selection process, either by representatives of employee shareholders at the Conseil de Surveillance des FCPE (collective investment funds), or by employees directly exercising their voting rights linked to their shares. The countries concerned by the direct holding include Germany, Italy and the US.

                                       * *
                                        *

     This press release is also available on AXA Group web site: www.axa.com
                                                                 -----------

AXA INVESTOR RELATIONS                     AXA MEDIA RELATIONS
----------------------                     -------------------
Matthieu Andre          +33.1.40.75.46.85  Christophe Dufraux +33.1.40.75.46.74
Laetitia de Charentenay +33.1.40.75.56.07  Clara Rodrigo      +33.1.40.75.47.22
                                           Rebecca Le Rouzic  +33.1.40.75.97.35


ABOUT AXA

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 742 billion in assets under management as of December 31, 2002, and reported total revenues of Euro 75 billion for 2002. Total revenues for the first half of 2003 are Euro 37 billion. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.




CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2002 and AXA's Document de Reference for the year ended December 31, 2002, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.





2